

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

> **Re: Arrived Homes, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed December 11, 2020**
> **File No. 024-11325**

Dear Mr. Frazier:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

General

1. We note your response to comment 1 in our letter dated December 1, 2020 and your revised disclosure. We further note that each series will derive its cash flows from only a single property, your lack of operating history, the potentially significant impact of unanticipated capital expenditures and repairs, the short-term nature of your leases, and the difficulty, time and expense involved in recovering unpaid amounts from tenant defaults. In addition, we note that property value can be impacted by the economy, interest rates, supply and demand and the condition of the home. These items could impact your determination that your cash available for distribution and forecast of property value for each series, on an individual basis, will be predictable in such a manner as to provide a reasonable basis for projecting a cash distribution and property value.

Please provide a detailed analysis of your reasonable basis for making these projections, focusing on each estimate and assumption inherent in these calculations and discussing how you considered the items noted above.

 You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul C. Levites, Esq.